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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  Digitas Inc.
                        --------------------------------
                       (Name of Subject Company (issuer))

                              Digitas Inc. (Issuer)
--------------------------------------------------------------------------------
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    25388K104
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas M. Lemberg
                  Executive Vice President: General Counsel and
                             Strategic Relationships
                                  Digitas Inc.
                              The Prudential Tower
                               800 Boylston Street
                           Boston, Massachusetts 02199
                                 (617) 867-1000
                   ------------------------------------------
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

                                   Copies to:
                             Margaret A. Brown, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-4800

                            Calculation Of Filing Fee
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               Transaction Valuation*                                Amount of Filing Fee*
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                        N/A                                                   N/A
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* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

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[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             N/A
                                    --------

Form or Registration No.:           N/A
                                    --------

Filing Party:                       N/A
                                    --------

Date Filed:                         N/A
                                    --------


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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         This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an offer by Digitas Inc., a Delaware corporation ("Digitas"), to purchase up to 6,426,735 shares of common stock, par value $0.01 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $3.89 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         Digitas has not commenced the tender offer that is referred to in this communication. Upon commencement of such tender offer, Digitas will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the tender offer. The Schedule TO and related exhibits will be available without charge at the Security and Exchange Commission's website at www.sec.gov and will be delivered without charge to all stockholders of Digitas. The Offer to Purchase, the Letter of Transmittal and other related documents, as well as copies of documents referred to in the Offer to Purchase, may also be obtained without charge from Digitas as provided in the Offer to Purchase.

Item 12.  Exhibits.

(a)(5) Press Release, dated February 24, 2003

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.